UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

 FINAL AMENDMENT

Delaware Wilshire Private Markets Tender Fund

(Name of Subject Company (Issuer))

Delaware Wilshire Private Markets Tender Fund

(Name of Filing Person(s))

Institutional Class Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

1-610-676-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

With a copy to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

1-215-963-5598

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 1, 2023 by Delaware Wilshire Private Markets Tender Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to $100,000 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on May 1, 2023.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 12:00 a.m., Eastern Time, on May 31, 2023.

2. Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2023.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of June 30, 2023 in the amount of $50,338.13 for Institutional Class Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. One (1) Shareholder whose tender was accepted for purchase by the Fund; therefore, the Fund paid the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payment was wired to the account designated by the Shareholder in their Letter of Transmittal by July 21, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

	By:	/s/ Andrew Metzger
	Name:	Andrew Metzger
	Title:	Treasurer, Controller and Chief Financial Officer

August 7, 2023